Microsoft Word 10.0.3416;T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO Commercial mortgage-backed securities (CMBS) were added to the types of mortgage-backed securitites in which the fund may invest. Swaps were added to the types of investment management practices.